Exhibit 99.(a)(4)

August 26, 2008

Subject: Stock Option Repurchase Offer

Dear ValueClick Employee:

This email is to notify you that ValueClick, Inc. (the “Company”) is conducting a stock option repurchase program.  This is a voluntary program for all eligible employees who have outstanding vested and unvested options to purchase shares of common stock of the Company at an exercise price equal to or above $25.66 per share that were granted during 2007 under the 2002 Stock Incentive Plan (“eligible options”).  You may elect to sell all of your eligible options to the Company for a cash payment in the range of $0.82 to $1.23 per option that will be paid as soon as practicable following the expiration date of this offer.  This offer is open until Tuesday, September 24, 2008 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the documents attached hereto and posted at the website listed below.

The offering materials describing in detail the offer to repurchase your eligible options and the election form needed to accept this offer are posted at the following ValueClick Sharepoint website:

Stock Option Repurchase Program

To review the offering documents to learn more fully about this offer, and to access the election form necessary to accept this offer, please click on the link above. We may provide you with additional information via email during the term of this offer.

If you wish to review your existing options, you can do so by logging into your E*TRADE account at http://www.etrade.com, or by contacting Michael Chandler by phone at (818) 575-4773 or by email at mchandler@valueclick.com.